Ballard Power Systems Inc.

News Release

Ballard ClearGen™ Clean Energy Fuel Cell System To Be Deployed In China By Azure Hydrogen

For Immediate Release – March 12, 2013

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) has announced the sale of a 175 kilowatt (kW) ClearGen™ distributed generation fuel cell system to Azure Hydrogen Energy Science and Technology Corporation of Beijing, China (Azure). Azure is Ballard’s partner in China with a focus on development and enhancement of hydrogen energy technology for a variety of applications in that marketplace.

Mr. Grand Mao, Chairman of Azure said, “The market for stationary fuel cell power has significant potential in China. Projects such as the deployment of this 175 kilowatt ClearGen™ system represent an important step in continuing to grow market awareness of fuel cell products in my country.”

Azure plans to display the ClearGen™ system and ElectraGen™-H2 backup power systems at the fifth World Hydrogen Technologies Convention (WHTC2013), to be held in Shanghai, China September 25-28, 2013. The convention will cover all aspects of hydrogen energy, including production methods, storage and distribution, utilization, economics and environmental impact. Following WHTC2013, Azure is expected to redeploy the system to another as yet unnamed location in China.

“Ballard and Azure have worked together in deploying our hydrogen-fuelled ElectraGenTM–H2 products for backup power trials with China Mobile,” said Larry Stapleton, Ballard’s Vice President of Sales. “We are pleased that our partner will now also be pursuing larger stationary fuel cell opportunities in China using our ClearGenTM product.”

The ClearGen™ system is scalable to meet the hydrogen availability and power requirements of any particular site. Earlier in 2013, Ballard also announced the sale of a 175 kW ClearGen™ system to a customer in California. Repeat builds have helped to optimize the system, leading to a smaller footprint and improved serviceability.

Product cost reductions and market introduction of the ClearGen™ system has been enabled by funding from Sustainable Development Technology Canada (SDTC), an arm’s-length, not-for-profit corporation funded by the Government of Canada that helps commercialize Canadian clean technologies, readying them for growth and export markets.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning product development and commercialization activities and projected outcomes. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Guy McAree +1.604.412.7919, investors@ballard.com or media@ballard.com